OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD ACQUIRES AND STAKES CLAIMS IN

PEQUOP MOUNTAINS

Vancouver, BC, Canada – April 17, 2008 - Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has acquired 136 claims in the Pequop Mountains, in Elko County, Nevada. The PQ Property comprises 36 leased claims covering one square mile. In addition, the Company has staked an additional 100 claims totaling 2.75 square miles surrounding the leased claims.

The PQ Property is located approximately 18 miles east of Wells, Nevada and approximately 8 miles north of the AuEx Ventures Inc. (“AuEx”) and Agnico Eagle (USA) Ltd. (“Agnico-Eagle”) West Pequop Project. Agnico-Eagle has recently staked claims that adjoin Miranda’s Property on the southeast. Many companies are continuing aggressive claim staking in this area of the Pequop Mountains under the premise that the AuEx Long Canyon and West Pequop discoveries may represent a new gold trend in Nevada.

The geology on the property is a sedimentary rock sequence including limestone, shale and conglomerates.  These rocks are cut by predominately north- and west-northwest-trending faults. Locally, the fault zones control jasperoid and gossan occurrences and are marked by weak silicification and bleaching.  Limited rock chip sampling shows weakly anomalous gold and arsenic mineralization, and significantly anomalous mercury, antimony and zinc.  Zinc is reportedly anomalous at both West Pequop and Long Valley.

Miranda has signed a 20 year lease on the 36 claims and has paid a $20,000 advanced royalty signing bonus.  Advance royalty payments due on the first and second anniversaries are $30,000 and $40,000. Third and subsequent anniversaries require an advance royalty payment of $50,000.  The leased claims are subject to a net smelter return (“NSR”) royalty of 3% and the surrounding claims, while staked by Miranda, fall within the lease’s Area of Interest and are subject to an NSR of 2%.  Both royalties are subject to a “buy-down” provision.

Once field conditions improve, Miranda will implement an evaluation of the property that will include mapping, sampling and possibly a gravity survey.  In line with Miranda’s business model, a joint venture partner will be sought to further explore the PQ project.

 Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc. and Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.